SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 Ryanair Holdings plc

Transactions in own shares

Ryanair Holdings plc (the "Company") announces that in the period 01 September 2025 to 05 September 2025 it purchased for cancellation in aggregate 44,452 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") and in aggregate 447,258 Ordinary Shares underlying the American Depositary Shares, as further detailed below.

Date	Number of Ordinary Shares	Volume weighted average price paid	Number of Ordinary Shares underlying American Depositary Shares	Volume weighted average price paid
01 September 2025	1,020	€25.102	-	-
02 September 2025	1,500	€24.185	149,050	US $30.4036
03 September 2025	920	€24.646	131,566	US $30.9727
04 September 2025	21,012	€24.132	82,648	US $30.2560
05 September 2025	20,000	€24.091	83,994	US $30.4288

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 20 May 2025 (the "Programme").  Purchases made under the share buyback programme will be announced on a weekly basis.

All shares purchased by the Company will be cancelled. This announcement is being made in accordance with Article 5(1)(b) of Regulation (EU) No 596/2014, as amended.

Issuer name:	Ryanair Holdings plc
LEI	635400BR2ROC1FVEBQ56
ISIN:	IE00BYTBXV33

Enquiries:

Contact:
Jamie Donovan
Ryanair Holdings Plc
Tel: + 353 1 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 September, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary